SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 12, 2021
Commission File Number: 0-30862
CERAGON NETWORKS LTD. (Translation of registrant’s name into English)
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.
Date: July 12, 2021	By: /s/ Ran Vered
Name: Ran Vered Title: Chief Financial Officer

2021 Annual General Meeting of Shareholders

On July 12, 2021, Ceragon Networks Ltd. (the “Company”) convened an Annual General Meeting of Shareholders (the “Meeting”) at 4:00 PM (Israel time), at the offices of the Company, Nitzba City, Plot 300, Bldg. A, 7th floor, Rosh Ha’ayin, however the Meeting was adjourned to July 19, 2021, at the same time and place due to lack of quorum. Accordingly, the Company’s Annual General Meeting of Shareholders will be reconvened on July 19, 2021 at 4:00 PM (Israel time) at the Company’s offices located as detailed above, for which the quorum requirements have been satisfied by the shareholders who voted by proxy.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.